UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 14, 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

14 May 2024

Bank of America Securities 2024 Global Metals, Mining and Steel Conference

BHP CEO, Mike Henry, will present at the Bank of America Securities 2024 Global Metals, Mining & Steel Conference in Miami, US today at 9:00am Eastern Daylight Time (11pm Australian Eastern Standard Time).

The presentation slides are attached and also available on BHP’s “Offer for Anglo American” microsite at: https://www.bhp.com/investors/bhp-anglo-american

The presentation contains slides regarding BHP’s proposal for a potential combination with Anglo American plc.

A transcript and recording of Mike’s presentation will also be available shortly after the presentation on BHP’s “Offer for Anglo American” microsite at: https://www.bhp.com/investors/bhp-anglo-american

Authorised for release by Stefanie Wilkinson, Group Company Secretary.

BHP Group Limited ABN 49 004 028 077

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Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows +44 7786 661 683	James Bell +44 7961 636 432

Americas	Americas

Megan Hjulfors +1 (403) 605-2314	Monica Nettleton +1 (416) 518-6293

Renata Fernandez

+56 9 8229 5357

BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

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Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

BHP Group Limited ABN 49 004 028 077

Western Australia Iron Ore Bank of America Global Metals, Mining & Steel Conference 2024 Mike Henry Chief Executive Officer

Disclaimer NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION. Forward-looking statements This presentation may contain forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements other than statements of historical or present facts, including statements regarding: our strategy, our values and how we define success; our expectations of a competitive advantage for our business or certain products; our commitment to generating social value; our commitments under sustainability frameworks, standards and initiatives; our intention to achieve certain sustainability-related targets, goals, milestones and metrics; trends in commodity prices and currency exchange rates; demand for commodities; reserves and production forecasts; plans, strategies and objectives of management; climate scenarios; assumed long-term scenarios; potential global responses to climate change; the potential effect of possible future events on the value of the BHP portfolio; approval of certain projects and consummation of certain transactions; closure or divestment of certain assets, operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and supply (including shortages) of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; and tax and regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘see’, ‘anticipate’, ‘estimate’, ‘plan’, ‘objective’, ‘believe’, ‘expect’, ‘commit’, ‘may’, ‘should’, ‘need’, ‘must’, ‘will’, ‘would’, ‘continue’, ‘annualised’, ‘forecast’, ‘guidance’, ‘outlook’, ‘prospect’, ‘target’, ‘goal’, ‘ambition’, ‘aspiration’, ‘trend’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information. Forward-looking statements are based on management’s current expectations and reflect judgments, assumptions, estimates and other information available as at the date of this presentation and/or the date of the Group’s planning processes or scenario analysis processes. There are inherent limitations with scenario analysis and it is difficult to predict which, if any, of the scenarios might eventuate. Scenarios do not constitute definitive outcomes for us. Scenario analysis relies on assumptions that may or may not be, or prove to be, correct and may or may not eventuate, and scenarios may be impacted by additional factors to the assumptions disclosed. Additionally, forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. BHP cautions against reliance on any forward-looking statements or guidance. For example, our future revenues from our assets, projects or mines which may be described in this presentation will be based, in part, upon the market price of the minerals or metals produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and transport the minerals and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals and/or metals we produce; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes; changes in environmental and other regulations; political or geopolitical uncertainty; labour unrest; and other factors identified in the risk factors discussed in section 8.1 of the Operating and Financial Review in the BHP Annual Report 2023 and BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Presentation of information and data Numbers presented may not add up precisely to the totals provided due to rounding. All footnote content is contained on slide 12 (for the presentation) and slide 18 (for the appendix). Due to the inherent uncertainty and limitations in measuring greenhouse gas (GHG) emissions and operational energy consumption under the calculation methodologies used in the preparation of such data, all GHG emissions and operational energy consumption data or references to GHG emissions and operational energy consumption volumes (including ratios or percentages) in this presentation are estimates. Emissions calculation and reporting methodologies may change or be progressively refined over time resulting in the need to restate previously reported data. There may also be differences in the manner that third parties calculate or report GHG emissions or operational energy consumption data compared to BHP, which means that third-party data may not be comparable to our data. For information on how we calculate our GHG emissions and operational energy consumption data, refer to the BHP Scopes 1, 2 and 3 GHG Emissions Calculation Methodology 2023, available at bhp.com. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this presentation, the terms ‘BHP’, the ‘Company’, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’ and ‘our’ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to note 30 ‘Subsidiaries’ of the Financial Statements in the BHP Annual Report 2023 for a list of our significant subsidiaries. Those terms do not include non-operated assets. Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless otherwise stated.2 14 May 2024 Bank of America Global Metals, Mining & Steel Conference

Successfully executing our strategy

Delivering value and returns, shaping BHP for the future

Winning portfolio

- Sanctioned Jansen Stages 1 & 2
- Acquired OZ Minerals
- Petroleum merger with Woodside
- Unified the dual listed structure
- Rationalised metallurgical coal portfolio

Operational excellence

- Consistently highest margin vs. competitors[1]
- Lowest cost major iron ore producer for the last 4 years[2]
- Most reliable delivery of production guidance vs. competitors[3]

Social value

- Improved HPI frequency rate[4]; ongoing fatality elimination focus
- Increased female employee representation to >36%[5]
- Doubled spend with indigenous businesses HY24 vs. HY23



Note: HPI – High Potential Injury.

Bank of America Global Metals, Mining & Steel Conference
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BHP

Operational excellence in action: WAIO

Lowest cost producer, delivering >US$10/t greater free cash flow than competitors

Strategic actions

- Capital efficient growth from 240 Mtpa nameplate capacity
- Improved average product quality (Fe grade, lump)
- Improved cost position

Competitive resource endowment

- Larger mines
- Fewer processing hubs
- Low strip ratio

Value accretive growth

- Investing to grow production to >305 Mtpa in medium-term
- Progressing studies on potential growth to 330 Mtpa

Note: WAIO - Western Australia Iron Ore; FCF – free cash flow, calculated as realised price less all-in-cost.

Low operating costs and high realised prices lead to superior FCF generation[2,6]



(FCF, US$/dmt)
(C1 unit costs, US$/wmt)
120
100
80
60
40
20
0
30
25
20
15
10
5
0
FY20
FY21
FY22
FY23
HY24
BHP FCF/t
BHP C1 unit cost
Competitor average FCF/t
Incremental competitor average C1 unit cost

Note: Competitors include Fortescue, Rio Tinto (Pilbara operations), Vale.

Bank of America Global Metals, Mining & Steel Conference
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BHP

Low end of cost curve7 High EBITDA margins8 Advantaged resource9 Long-life, expandable10 Jansen provides a platform for high value growth 14 May 2024 5 Bank of America Global Metals, Mining & Steel Conference Jansen Stages 1 & 2 position BHP to become a major potash producer, with multiple attractive growth options beyond Clusters of single assets built over time 0 10 20 30 40 50 60 70 80 Canada CIS China and Southeast Asia South America 1st 2nd 3rd 4th Jansen Stages 1 & 2 Peers Average asset cost curve position (2025 equivalent CRU) (quartile) Europe and Middle East Note: Bubble size represents average asset production in 2025; Jansen Stages 1 & 2 once ramped up Stages 1 & 2 competitively positioned against peers (Average asset age in 2025) Note: Bubble size for Jansen represents expected production for Jansen Stages 1 & 2 once ramped up. Jansen is forecast to achieve first quartile on the cost curve once Stages 1 & 2 reach full production. Source: BHP; CRU. Attractive, future facing commodity

Progressing our copper growth

BHP is well positioned in a world where demand for copper is expected to grow strongly

BHP has a number of structural advantages…

Largest copper mineral resources[11]

Consistent cash flow through the cycle[12]

With a track record of disciplined project delivery…

(Performance vs FID, %)[13]


45
30
15
0
(15)
Cost
Schedule
BHP average
Industry

Note: BHP average across all commodities. Industry range across multiple industries.
Source: Independent Project Analysis, BHP analysis.

… including a pipeline of multiple organic copper options under study


Illustrative timeline
FY24
FY25
FY26
FY27
FY28
FY29
FY30+[14]
Chilean copper brownfield options[15]
Includes expansions at existing concentrators, a potential new concentrator and multiple leaching technologies
Copper South Australia growth options[16]
Supports our aspiration to grow copper production to >500ktpa or >700ktpa on a copper equivalent basis with co-products[17]
Studies
Potential FID
Execution
Targeted first production and ramp up

… and additional levers to add further copper options

Exploration	Technology & innovation	Early-stage entry	M&A
Prospecting for Tier 1 assets in attractive jurisdictions	Technologies with potential to be game changers	Partnerships in promising development projects	Acquiring businesses that will add long-term value

Note: FID - Final investment decision.

Bank of America Global Metals, Mining & Steel Conference
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BHP

An all-share combination to benefit both sets of shareholders Proposal for Anglo American 14 May 2024 7 Bank of America Global Metals, Mining & Steel Conference Consistent with BHP’s strategy, attractive for shareholders Delivers immediate and ongoing value for Anglo American shareholders Creates value from the combination of two high quality businesses Combination facilitates outcomes challenging for an independent Anglo American Approach reflects BHP’s value and capital discipline

Value creation from combining two quality businesses

Confident in the delivery of incremental value from combined asset base and expanded growth pipeline

Complementary asset base…

- Long life, low cost, high margin, cash generative portfolio today
- Scalable, high growth copper portfolio
- High quality iron ore and metallurgical coal assets

… delivering high margins



CY23 EBITDA margin (%)
80
70
60
50
40
30
20
10
0
BHP
Anglo American
Iron ore:
42% / 2.6 Mt
Copper:
30% / 1.9 Mt
Met coal:
15% / 0.9 Mt
Other[18]:
13% / 0.8 Mt
CY23 production (CuEq Mt)[19]
Total CuEq: 6.3 Mt

Capacity to support significant growth

- Combines strong pipelines of attractive growth options
- Good balance of high return brownfield expansions and greenfield projects
- BHP has the balance sheet, cash flow and operational capability to develop options

	Execution	Potential growth options	
Copper	Prominent Hill expansion Carrapateena expansion Escondida Full Sal Collahuasi debottlenecking[20] Collahuasi desalination	Escondida & Spence leaching Escondida concentrator Olympic Dam smelter Quellaveco to 150 ktpd Collahuasi expansion	Antamina Cerro Colorado Oak Dam Los Bronces Sakatti
Potash	Jansen Stage 1 Jansen Stage 2	Jansen Stage 3 Jansen Stage 4	
Iron ore	WAIO >305 Mtpa	WAIO 330 Mtpa	

● BHP ● Anglo American

Note: CuEq – Copper equivalent, calculated using long term real prices sourced from available brokers which provide price forecasts for all commodities.

Bank of America Global Metals, Mining & Steel Conference
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BHP

Value creation from combining two quality businesses

Potential for material synergies as we leverage the best of both organisations

Benefits from BHP's capabilities	• Demonstrated consistency in operational excellence – Best delivery of production guidance vs. competitors[3] • Track record of restructuring, M&A integration and disposals – OZ Minerals acquisition, Petroleum merger and South32 demerger, coal divestments, unification
Leveraging talent and expertise	• Deep pool of talent within BHP and Anglo American • Strong experience delivering on social value and ESG commitments • Advancing technology and innovation to support sustainable mining practices
Unlocks unique and meaningful synergies	• Complementary asset bases in South America and Australia • Synergies include sharing best practice, procurement, operational, marketing and eliminating duplication • Delivery of meaningful synergies enhancing profitability and value

Assets in close proximity in key operating regions

South America


Antamina
Quellaveco
Collahuasi
Pampa Norte
Escondida
El Soldado
Los Bronces
Minas-Rio
Samarco
Copper
Iron ore
0 km 1,000

Queensland, Australia


Hay Point Coal Terminal
Goonyella Riverside
Broadmeadow
Moranbah North
Grosvenor
Caval Ridge
Peak Downs
Saraji
Metallurgical coal
Terminal
Rail
0 km 50

● BHP ● Anglo American

Bank of America Global Metals, Mining & Steel Conference
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BHP

BHP positioned to deliver shareholder value into the future Operational excellence and exposure to the right commodities Portfolio Copper Iron ore Metallurgical coal Potash Nickel BHP’s portfolio and operating excellence generates superior margins…21 … delivering consistently strong net operating cash flows22 (Underlying EBITDA margin, %) (Bloomberg commodity index, rebased)     (US$ bn) 75 75 38 60 60 30 45 45 23 >US$15 bn 30 30 15 15 15 8 0 0 0 FY14 FY16 FY18 FY20 FY22 HY24 FY10 FY12 FY14 FY16 FY18 FY20 FY22 HY24 BHP Bloomberg commodity index (quarterly) Competitor range Operating cash flow (H1) Operating cash flow (H2) Note: Competitors include Anglo American, Glencore (excludes Marketing), Rio Tinto, Vale. Note: Presented on a total operations basis. Bank of America Global Metals, Mining & Steel Conference 14 May 2024 10

BHP

Footnotes

1. Slide 3: Group Underlying EBITDA margin (excluding third party products). Competitor data compiled from publicly available information (e.g. company reports). Competitors include: Anglo American, Glencore (exc. Marketing), Rio Tinto, Vale.
2. Slide 3 and 4: WAIO C1 unit cost: excludes royalties (government and third party royalties), net inventory movements, depletion of production stripping, exploration expenses, marketing purchases, demurrage, exchange rate gains/losses, and other income. There may be differences in the manner that third parties calculate or report unit costs data compared to BHP, which means third party data may not be comparable with BHP data.
3. Slide 3 and 9: SBG Securities production guidance scorecard analysis, published 4 April 2024. Competitors include Anglo American, Glencore, Rio Tinto and South32.
4. Slide 3: HPI frequency is combined employee and contractor frequency per 1 million hours worked. For more information refer to slide 27 in BHP's HY24 Results Presentation released 20 February 2024.
5. Slide 3: 36% female employee representation as at 31 December 2023, based on a 'point in time' snapshot of employees as at the end of the relevant reporting period.
6. Slide 4: Competitor data compiled from publicly available information (e.g. company reports) where available. Undisclosed data such as freight costs, moisture adjustment proxied by Wood Mackenzie. Realised prices sourced from Wood Mackenzie when not publicly reported by companies. Competitors include: Fortescue, Rio Tinto (Pilbara operations), Vale. FCF/t calculated as realised price less all-in-cost. All-in costs includes unit cost of operations, sustaining capital, royalty costs (excluding private government royalties), general and administrative overheads, freight costs, moisture adjustment costs. All competitor figures presented are volume weighted averages based on volumes sold in period of the selected competitor group.
7. Slide 5: Jansen Stage 1 and 2 is forecast to be first quartile on the cost curve when it reaches full production.
8. Slide 5: Underlying EBITDA margins for Jansen Stage 1 and Stage 2 of approximately 65% to 70% are expected due to a forecast low-cost position of US$105 to US$120/t. Operational expenditure of US$105 to US$120/t includes costs relating to the Jansen mine and port and rail costs, excludes carbon tax, Real 1 July 2023.
9. Slide 5: For further information refer to Mineral Resources and Ore Reserves, as reported in Appendix 1 of the 31 October 2023 news release "BHP approves investment in Jansen Stage 2", available to view on www.asx.com.au. Competent Persons are B Nemeth (MAusIMM) and O Turkekul (APEGS) for Mineral Resources, and J Sondergaard (MAusIMM) for Ore Reserves.
10. Slide 5: Jansen has the potential for two additional expansions to reach an ultimate production capacity of 16 to 17 Mtpa (subject to studies and approvals). Jansen has a reserve life as at 30 September 2023 of 58 years. For further information refer to Mineral Resources and Ore Reserves, as reported in Appendix 1 of the 31 October 2023 news release "BHP approves investment in Jansen Stage 2", available to view on www.asx.com.au.
11. Slide 6: Largest copper mineral resources on a contained metal basis, equity share. Peers include: Anglo American, Antofagasta, Codelco, First Quantum Minerals, Freeport, Glencore, Rio Tinto, Southern Copper and Teck. Source peers: Wood Mackenzie Ltd, Q1 2024. Source BHP data: BHP Annual Report 2023.
12. Slide 6: >US$15 billion net operating cash flow per annum between FY2010 and FY2023, with the exception of FY2016.
13. Slide 6: Industry range based on Independent Project Analysis data for projects >US$100 million completed over 2013-2023. Industry range across multiple industries. BHP data reflects weighted average and based on projects >US$100 million completed over 2016-2024. BHP average across all commodities.
14. Slide 6: Represents FY30 and the proceeding decade.
15. Slide 6: Illustrative timeline for Chilean copper brownfield options is based on the range of timelines for potential leaching options and potential Escondida new concentrator as shown on slide 16 in BHP's H1 FY24 Results Presentation.
16. Slide 6: Timing of Copper South Australia growth options are aligned and subject to approval of the introduction of two-stage smelting at Olympic Dam.
17. Slide 6: Represents our current aspiration for Copper South Australia, and not intended to be a projection, forecast or production target. Includes potential increases in production rates and contribution from co-products, as well as potential impacts from our exploration program. Copper equivalent production based on 2024 long term (real) consensus prices as at 29 February 2024 of US$3.94/lb for copper, US$1,694/oz for gold, US$22.40/oz for silver and US$62/lb for uranium.
18. Slide 8: BHP Other includes thermal coal and nickel. Anglo American Other includes nickel, diamonds and manganese.
19. Slide 8: CuEq – Copper equivalent, calculated using long term real prices sourced from available brokers which provide price forecasts for all commodities.
20. Slide 8: Some Collahuasi debottlenecking initiatives were approved in 2023, and the remainder are expected to be approved in 2024.
21. Slide 10: Bloomberg commodity index (Source: Bloomberg, BCOM Index) as at the end of each quarter, rebased to BHP FY14 EBITDA margin. BHP underlying EBITDA margin (excluding third party products). Competitor data compiled from publicly available information (e.g. company reports). Competitors include: Anglo American, Glencore (exc. Marketing), Rio Tinto, Vale.
22. Slide 10: BHP information related to periods prior to FY20 are as reported and have not been restated for IFRS5 Non-current Assets Held for Sale and Discontinued Operations. FY11 and FY10 have also not been restated for other accounting standard changes.

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BHP

BHP Appendix

Proposal for Anglo American

An all-share combination to benefit both sets of shareholders

We believe this is a compelling option for Anglo American…

Why?

- Delivers certain and immediate value to Anglo American shareholders
- Enables the separation of Anglo Platinum and Kumba from Anglo American, with potential costs offset by expected meaningful synergies, to the benefit of all shareholders
- Provides ongoing exposure to complementary portfolio of world-class assets and a superior growth pipeline, unlocked by BHP's strong cash flows and balance sheet

We have strong experience…

- With all-share combinations, through the successful merger of our Petroleum business with Woodside
- In acquisitions, with the integration of OZ Minerals
- In divestments and demergers, including BMC, Blackwater and Daunia, Petroleum merger with Woodside and South32 demerger

We believe flowback is manageable…

- **UK/Australia:** Experience from DLC unification, Petroleum merger and South32 demerger
- **UK/South Africa:** Underpinned by Anglo American's existing share register, expected index upweighting and their previous demergers (e.g. Thungela Resources and AngloGold Ashanti)

What do shareholders receive at completion?

Direct shareholdings, all at the same time, of:

1. **BHP** – 0.8132 BHP shares for each Anglo American ordinary share
2. **Anglo Platinum** – Pro-rata distribution of ordinary shares
3. **Kumba** – Pro-rata distribution of ordinary shares

NBIO Proposal[1]

- BHP's proposal comprises an all-share offer for Anglo American subject to the pro-rata distribution by Anglo American of its entire shareholdings in Anglo Platinum and Kumba to Anglo American's shareholders at completion
- Anglo American shareholders would receive:
  - 0.8132 BHP shares for each Anglo American ordinary share and ordinary shares in Anglo Platinum and Kumba in direct proportion to their effective ownership interest in Anglo Platinum and Kumba
- Based on 10 May 2024 spot share prices and FX rates for Anglo Platinum and Kumba and 13 May 2024 for BHP, this represents £27.94 per Anglo American ordinary share[2]
- Based on undisturbed share prices, this represents £27.53 per Anglo American ordinary share[2,3,4]

50%	104%	37%
premium to implied market value of Anglo American's unlisted assets[3,5,6]	*premium on a 90-day VWAP of Anglo American's unlisted assets*[2,3,7]	*premium to median broker NAV excl. Anglo Platinum and Kumba*[2,3,8]

Bank of America Global Metals, Mining & Steel Conference
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BHP

A compelling and unique opportunity Combining BHP’s and Anglo American’s complementary positions Benefits to both sets of shareholders Delivers certainty and immediate value to Anglo American shareholders Ongoing exposure to highly complementary portfolios Attributes aligned to value creation Common commodities and countries – Copper, metallurgical coal and iron ore – Chile, Peru, Australia and Brazil Meaningful synergies Flowback is manageable UK/Australia: Experience from DLC unification and Petroleum merger UK/South Africa: Underpinned by Anglo American’s existing share register, expected index upweighting and their previous demergers We will remain disciplined on value BHP is committed to its Capital Allocation Framework Focused on fundamental value Strong cashflows and balance sheet support growth options Scrip offer preserves financial strength and allows both sets of shareholders to benefit from value creation Bank of America Global Metals, Mining & Steel Conference 14 May 2024 15

UK/Australia flowback expected to be manageable Experience from Dual Listed Company unification and BHP Petroleum-Woodside merger BHP and Anglo American are both listed on the London and Johannesburg exchanges, in addition to BHP’s listing in Australia and on the New York Stock Exchange There is expected to be flowback from indexation and some active holders, offset by flow forward in Australia The ASX is a deep and liquid market >20% of Australian market held by index investors, vs. >10% of the UK market Regular inflows into superannuation funds support active buying of Australian equities – Franking credits attractive for certain shareholders BHP has a sizeable UK, European and South African investor base Bank of America Global Metals, Mining & Steel Conference 14 May 2024  16 Almost 50% active, >20% index funds (BHP shareholders by style type9) Other 6% Active—Australia 22% Retail 26% Active—Offshore 25% Index 22% Australia and North America make up >75% (BHP shareholders by geography9,10) South Africa RoW 4% 5% Europe 5% United Kingdom 8% Australia 56% North America 22% Note: RoW – Rest of world.

UK/South Africa flowback also expected to be manageable

Attractive demand in a sizeable and liquid South African financial market

AAL shareholders already have material exposure	• Over ⅓ of Anglo American's market value is represented by market value in its interests in Anglo Platinum and Kumba • However, held indirectly without ability to directly access value creation and dividends
Anglo Platinum and Kumba financial strength	• Anglo Platinum and Kumba generated US$3.0 bn and US$1.4 bn NPAT respectively, on average, over the last 3 years • Both had net cash of US$0.9 bn and US$0.7 bn respectively as at 31 December 2023
JSE: a sizeable market with liquidity	• Value of shares held on the JSE register of US$320 bn, with monthly share trading liquidity of ~US$20 bn • >20 equity issuances and sell-downs >US$500 m supported by domestic and international investors in the last decade • Significant transactions include South32 spin out, Anglo American's own US$5.1 bn selldowns in AngloGold and Thungela demerger
Flowback moderated by shareholding split and index upweighting	• Anglo American ⅔ owned by non-UK investors • Anglo Platinum moves from 0.8% of the index to 3.5%, and Kumba moves into the index at 3.0%, generating significant index demand

Note: AAL – Anglo American; JSE – Johannesburg Stock Exchange.

Among Top 50, ~15% held by index funds

(Anglo American shareholders by style type)



Active
25%
Index
15%
Tarl & Epoch
8%
Retail
1%
Other
1%
Outside Top 50
50%

UK, US and South Africa are the dominant geographies

(Top 50 Anglo American shareholders by geography[11])



Europe
12%
United Kingdom
34%
South Africa
26%
North America
27%

Note: Pie charts indicate percentage of issued share capital.
Source: Factset.

Bank of America Global Metals, Mining & Steel Conference
14 May 2024
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Appendix footnotes Slide 14: Pursuant to Rule 2.5 of the City Code on Takeovers and Mergers (the “Code”), BHP reserves the right to vary the form and/or mix of the offer consideration and vary the transaction structure (including in circumstances where Anglo American’s percentage holding of Anglo Platinum shares or Kumba shares is different from the relevant percentage referred to above or the number of Anglo Platinum shares or Kumba shares held by Anglo American changes after the time of this announcement). BHP also reserves the right:To amend the terms of any offer (including making the offer on less favourable terms and/or at a lower value):with the agreement or consent of Anglo American’s Board; or following the announcement by Anglo American of a Rule 9 waiver pursuant to the Code; or if a third party announces a firm intention to make an offer for Anglo American at a lower price and/or on less favourable terms than contemplated under the terms of this proposed offer; or if the number of Anglo American shares to be acquired includes any shares held by Tarl Investment Holdings Limited, Epoch Investment Holdings Limited, and/or Epoch Two Investment Holdings (together the “Tarl and Epoch shares”), or any of the Tarl and Epoch shares result in the issue of additional BHP shares as consideration or in connection with the offer, and/or If Anglo American announces, declares, makes or pays any dividend or any other distribution or return of value to shareholders, to make an equivalent reduction to its proposed offer; and/or To implement the proposed offer by manes of a takeover offer as opposed to a scheme of arrangement. Slide 14: The number of fully diluted Anglo American shares assumed excludes shares held by Tarl Investment Holdings Limited, Epoch Investment Holdings Limited, and Epoch Two Investment Holdings. These shares total 112,300,129 as per the Rule 2.9 announcement by Anglo American dated 25 April 2024. Slide 14: The undisturbed value offered for Anglo American’s unlisted assets is calculated based on BHP closing prices and AUD:GBP FX rate as at 23 April 2024. Slide 14: Including £4.86 in Anglo Platinum shares and £3.40 in Kumba shares. Slide 14: Anglo American’s unlisted assets comprises the entirety of Anglo American’s assets excluding its shareholdings in Anglo Platinum and Kumba. The premia are based on the value of BHP’s share consideration offered versus Anglo American’s share price less Anglo Platinum’s and Kumba’s attributable share prices. Slide 14: Premium on the market value of Anglo American’s unlisted assets based on the undisturbed value as of 23 April 2024. Slide 14: 90 Day volume weighted average closing price of Anglo American’s shares excluding its shareholdings in Anglo Platinum and Kumba, based on the 90 trading days prior to and including 23 April 2024. Slide 14: Net asset value is based upon a median of the six brokers which disclose SOTP, including Anglo Platinum and Kumba, alongside latest reported Anglo Platinum and Kumba net cash balances as of 31 December 2023. Slide 16: Share register as at 28 February 2024. Slide 16: Based on location of fund manager. Slide 17: Based on Anglo American top 50 holdings (~50% issued share capital analysed); pie chart is percentage of issued share capital. 18 14 May 2024 Bank of America Global Metals, Mining & Steel Conference

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: May 14, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary